Mail Stop 4561

December 11, 2009

Mr. Rick H. Luk
Chief Executive Officer
Jingwei International Limited
Unit 701-702, Building 14
Software Park, KejieYuan Second Road
Nanshan District
Shenzhen PRC 518057

>   **Re: Jingwei International Limited**
>   **Form 10-K For the Year Ended December 31, 2008**
>   **Form 10-K/A For the Year Ended December 31, 2008**
>   **Forms 8-K Filed on February 6, 2009 and February 17, 2009**
>   **Form 8-K Filed on August 6, 2009**
>   **Form 10-Q For the Quarterly Period Ended September 30, 2009**
>   **File No. 000-51725**

Dear Mr. Luk:

　　　　We have reviewed your response letter dated November 20, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q For the Quarterly Period Ended September 30, 2009

Note 5 – Intangible Assets, Net, page F-22

1.   We note the disclosure of your "strategic alliance" with Shenzhen Newway Digital S&T Company Limited ("Newway"). The exhibits filed with your Form 8-K on August 6, 2009 appear to characterize the transaction as the acquisition of a business. Please clarify your consideration of FASB ASC 805 in determining whether this transaction represents the acquisition of a business or an asset acquisition. Describe your consideration of ASC 805-10-25-1, including your detailed analysis pursuant to paragraphs 805-10-55-4 through 805-10-55-9.

Controls and Procedures

Changes in Internal Control over Financial Reporting, page 15

2.   We note your statement that "there were no changes in your internal controls over financial reporting <u>during the nine months ended September 30, 2009</u> that would have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial." Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting that occurred during the registrant's <u>last fiscal quarter</u> (the registrants fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. Please confirm that you will provide conforming disclosure in future filings.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

                                                        Sincerely,

                                                        Stephen G. Krikorian
                                                        Accounting Branch Chief